Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153


[Slide 1] - Vision = Vizia 180 degree - Analyst Meeting - Kosice, Slovakia - August 7, 2001 - James P. Bouchard - Vice President, Commercial

[Slide 2] - Corporate Vision (Acquisition); Vizia 180 degree (USSK Commercial); New Management Team; Barriers; Goals; Strategies; Execution and picture of steel mill smokestack

[Slide 3] - Barriers to Execution - Communication; USS in Europe; Prior Reputation; Historical Volatility of Order Book; Decline in Consumer Confidence and Manufacturing; EU Central Bank has Limited Options; Significant Uncertainties

[Slide 4] - CRU Monitor Sheet Products July 2001 delivered Germany USD/nt - graph of prices for HDG -$136/-$63 (3Q00 $405, 4Q00 $367, 1Q01 $332, 2Q01 $301,
3Q01 $269); CR -$108/-$37 (3Q00 $377, 4Q00 $355, 1Q01 $306, 2Q01 $286, 3Q01
$269); HR -$61/-$14 (3Q00 $265, 4Q00 $230, 1Q01 $218, 2Q01 $213, 3Q01 $204)

[Slide 5] - Flat Rolled Shipments by Geographic Region - pie chart showing 40% Home; 39% EU and 21% All Other

[Slide 6] - Home Market Sales Offices - U. S. Steel Kosice s.r.o., U. S. Steel Kosice - Bohemia a.s. and U. S. Steel Kosice - Hungary Kft. (JV 66%) - map of central Europe with circle around Poland, Slovakia, Hungary and Czech Republic - Resident Manager located in Sceczine

[Slide 7] - Flat Rolled Shipments Home Market - pie chart indicating 40% Home; pie chart of 40% Home showing 33% Czech Republic; 13% Hungary; 23% Poland and 31% Slovakia

[Slide 8] - Western Europe Sales Offices - U. S. Steel Kosice - Germany GmbH, U.
S. Steel Kosice - France S.A., U. S. Steel Kosice - Austria GmbH and U. S. Steel Kosice - U.K. (JV 50%) - map of Europe from U.K. to Russia - Resident Managers located in Belgrad and Moscow

[Slide 9] - Flat Rolled Shipments European Union - pie chart indicating 39% EU; pie chart of 39% EU showing 35% Germany, 18% Italy, 18% France; 13% U.K., 8% Austria and 8% All Others

[Slide 10] - Flat Rolled Shipments by Product Percent - pie chart showing 43% Hot Roll, 39% Cold Roll, 7% HDG, 4% Tin, 3% Electrical, 2% Pre-Paint and 2% Slabs

[Slide 11] - Flat Rolled Shipments by Industry Percent - chart showing 1999, 2000 and 1st half 2001 percentages for Automotive (5,6,5), Appliance (1,2,1), Electrical (Dynamo)(3,3,3), Construction (3,4,4), Radiators (3,5,4), Converters (25,28,38), Service Centers (11,15,25), OEM - SC Subtotal (52,62,80), Traders &
Stockists (48,38,20), and Total (100,100,100)

[Slide 12] - Goals - 1. Soft Targets: New Philosophy; Transplant USS Image; Reputation; Target End-Users; Diversify Customer Base; "Sense of Urgency"; 2.
Structure: New Team; Create "Core" Business Unit; Create CTS Group; New Information Systems; Accountability; Product Teams; and 3. Hard Targets:
Increase Shipments; Improve Cash Flow; Reduce Traders; Weekly Scheduling - Commercial Strategies

[Slide 13] - Commercial Implementation Vizia 180 degree - Vision, Integration, Unity, Implementation/Accomplishment: Customer Focus Completed - Restructure Commercial Departments and Accountabilities; Implement Sales Office Model and Philosophy; Dedicated Value-Added Industry Teams; Combine All Planning, Customer Service and Transportation Activities; Weekly Planning and Scheduling; Create Customer Technical Service (CTS) Organization

[Slide 14] - Commercial Strategy Western European Region - Eliminate EU Traders:
Restructure Sales Offices; Improve Image and Reputation; Target New End-User Customers Diversify Customer Base by; Industry and Country; Tier II to Tier I Supplier

[Slide 15] - Commercial Strategy Central European Home Markets - Restructured and Centralized Sales Office; "Clean Sweep"; Target New End-User Customers; Implement Slovak "Master Distributor Strategy"; Tighten and Monitor Pricing Spreads Between Countries; Aggressive Home Market Strategies; Support Slovak Economic Development

[Slide 16] - Slovak Economic Development (ED) - Triangle chart entitled Increase Home Market Steel Consumption - 1. Government: Economic Development Center; EU;
2. International ED: USA-Based Customers; Credibility-Quality Supplier; and 3. Home Market ED: Business Modeling; Stimulate Exports

[Slide 17] - Shipments to USA-Based Customers' European Locations - chart showing 0-200 (000 tons) shipments in 1999 (88), 2000 (113) and 2001 (174) to the following companies: Crown Cork (CMB), Grief (Van Leer), LeRoy Somer (Emerson), Tyco (Allied Tube), Whirlpool, USG, Worthington, A. O. Smith, Butler, Ford, Thrall Car, Delphi, U. S. Can and Steelcase

[Slide 18] - Home Market Economic Development - map of Europe with circle around Poland, Czech Republic, Slovakia and Hungary) - Home Market Growth = Eliminate Barriers and Threats; Stimulate Steel Consumption in Home Markets; Support Customers with Solid Business Models; Develop Customer Export Opportunities; Promote Strategic Investment in SR; Tool for Commercial Personnel

[Slide 19] - Commercial Implementation "Core" Business Unit Responsibility - Strategic Planning/Marketing; Solicitation-Tactical; Order Acceptance; Commercial Planning; Production Planning and Scheduling; Customer Service; Inventory Management; Transportation; Customs Clearance; Customer Technical Assistance-Quality

[Slide 20] - Commercial Strategies Vizia 180 degree - Vision, Integration, Unity, Implementation/Accomplishment - 1. Core Business Unit and
2. Customer/Market vs. Production-Driven Planning Process: Weekly Order Entry vs. Monthly; End-User/Inventory Friendly; Order Acknowledgement in 29 Hours vs. 28 Days; Automotive/Appliance Part Acceptance - Order Status and Inventory Tracking; Shipment History; Material Release

[Slide 21] - "Core" Business Unit First Half 2001 Inventory Position - chart showing total Days Supply for 2000 (41) and the 1st Half 2001 (27) for Slabs, In Process and Finished as well as Average Daily Shipments (8,767 and 10,044)

[Slide 22] - Corporate Vision (Acquisition), Vizia 180 degree (USSK Commercial), New Management Team (Think Differently), Barriers (New Way to Operate), Goals (New Identity and Goals), Strategies (Tier I to Tier II) and Execution (Realize Potential) - including background picture of steel mill smokestack